Exhibit 99.1

Company announcement – No. 10 / 2021

Zealand Pharma Virtual R&D Day Materials Now Available with Live Q&A Session on March 5, 2021

•	Prerecorded materials now available on Zealand’s website

Copenhagen, DK and Boston, MA, March 4, 2021 – Zealand Pharma A/S (Nasdaq: ZEAL), a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines, will host a live Q&A session on Friday, March 5, 2021 at 4:00 p.m. CET (10:00 a.m. ET) as part of its virtual R&D day for analysts and investors.

A prerecorded session discussing Zealand’s development pipeline and five-year R&D strategy are now available on the "R&D Day" page of the Company's website at https://www.zealandpharma.com/rddaymaterials. The live Q&A session to be hosted on March 5 can be found on the same web page, and a replay of the webcast will be archived on the Company's website following the presentation.

To dial in to the live Q&A session to ask a question, please use the following numbers:

Copenhagen	+45 32 72 04 17
United Kingdom	+44 (0) 844 481 9752
United States	+1 646 741 3167
France, Paris	+33 (0) 170 700 781
Netherlands, Amsterdam	+31 (0) 207 956 614
International	+44 (0) 2071 928338

Confirmation Code:	7877619

Agenda & Presenters:

•	Welcome Emmanuel Dulac, President and Chief Executive Officer

•	Zealand Today and 2025 Ambition Emmanuel Dulac

•	R&D Focus and Strategy Adam Steensberg, Chief Medical Officer

•	Zealand Peptide Platform and Ambition for Accelerated Innovation Rie Schultz Hansen, Vice President, Discovery & Innovation

•	Metabolic Portfolio Danilo Verge, Head of Global Medical Affairs

•	GI/Inflammation Portfolio Adam Steensberg

•	Closing Remarks

Adam Steensberg / Emmanuel Dulac

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About Zealand Pharma A/S
Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand Pharma was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand Pharma’s business and activities, please visit www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com